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## KINBAURI SIGNS 20,000 M INFILL DRILLING CONTRACT AT EL VALLE

**Vancouver, B.C., November 1<sup>st</sup>, 2007** – Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) ("Buffalo") is pleased to announce that Kinbauri Gold Corp. (TSX-V: KNB) ("Kinbauri") has announced two new planned drilling programs at the El Valle project, including a 20,000 metre infill program designed to upgrade current resources to reserves.

Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company's on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (See Buffalo news release July 4th, 2007.) In a news release issued earlier today, Kinbauri reported:

"…that it has signed a contract with Geonor Sondeos y Perforacionnes of La Coruña, Asturias, Spain to complete 20,000 metres of underground diamond drilling at El Valle between January 1st, 2008 and July 30th, 2008.  This drilling is an infill program designed to convert existing resources into reserves within Area 107 and the Black Skarn zone.  These zones will be the focus of mining upon start-up of the mill at El Valle.  Kinbauri is expected to be in receipt of a N.I. 43-101 compliant resource update for Area 107 and the Black Skarn North zones by mid-November.  Results from Kinbauri's recently completed 6,273 metre drill program, which will form the basis of this update, can be reviewed in releases of July 19, 2007, August 27, 2007, September 11, 2007 and October 16, 2007; see also Schedule A.

A second contract is in the planning stages to complete exploratory drilling to expand the Black Skarn and Area 107 zones to the west of their present extent.  On-going drifting will allow reasonable drilling access to this relatively unexplored area where previous drill holes by Rio Narcea Gold mines Ltd. ("RNGM") had encountered the following intersections (RNGM's quality control is reported in Kinbauri's release of January 16, 2007 and meet or exceed N.I. 43-101 requirements: true widths are approximately 50% of reported intervals):

- VAL 2049      7.6m @ 13.4g Au/t, 3.4% Cu; Area 107
- VAL 1033      14.6m @ 11.0g Au/t, 0.9% Cu; Area 107
- VAL 1032      42.9m @ 2.8g Au/t, 0.9% Cu; Black Skarn
  including      6.5m @ 6.3g Au/t, 0.1% Cu; Area 107…"

For the complete news release and the accompanying Schedule A, please see the original Kinbauri news release dated today, November 1<sup>st</sup>, 2007.

**About Kinbauri Gold Corp.**

Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of mineral properties, primarily precious metal prospects in northwestern Spain, Nevada and Canada.  Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to re-starting operations at the mine and mill complex there.  It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted.  For more details on the company please see the website www.kinbauri-gold.com.

**About Buffalo Gold Corp.**

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company's portfolio of gold projects including the Furtei Mine in Sardinia, the advanced Mt. Kare project in PNG and several exploration properties in Australia. To find out more about Buffalo Gold Ltd. (TSX-V:BUF), please visit the company website www.buffalogold.ca .

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

For further information on Buffalo Gold Ltd.
please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

On behalf of the Board of Directors of                      ,
BUFFALO GOLD LTD.

"*Brian R. McEwen*"
Brian R. McEwen
President
and Chief Executive Officer